SCHEDULE 13G

Name of Issuer: DRS TECHNOLOGIES

Title of Class of Securities: SR. SUB. DEB. CONVERTIBLE BONDS

CUSIP Number: 23330XAB6

1. Name & SSN of Reporting Persons: SoundShore Partners L.P., 98-0151391

2. Check appropriate box if group:

3. SEC USE:

4. Citzenship: Delaware

5. Sole Voting Power: 3,121 SR. SUB. DEB. BONDS CONVERTIBLE TO 352,655 SHARES

6. Shared Votiing Power: N/A

7. Sole Disposition Power: 3,121 SR. SUB. DEB. BONDS CONVERTIBLE TO 352,655
                           SHARES

8. Shared Disposition Power: N/A

9. Aggregate amount beneficially owned by each reporting person: 352,655

10. Check box if aggregate amount in 9. excluded certain shares:

11. Percent of class represented by amount in row:  6.13%

12 Type of reporting person: BD and PN

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Item 1(a) Name of Issuer: DRS TECHNOLOGIES

Item 1(b) Address of Issuer: 5 SYLVAN WAY, PARSIPPANY, NJ 07054


Item 2(a) Name of Person Filing: SoundShore Partners L.P.

Item 2(b) Address of Filer: 29 Richmond Road, Pembroke, Bermuda HM08

Item 2(c) Citizenship: Delaware

Item 2(d) Title of class of securities: CONVERTIBLE BONDS

Item 2(e) CUSIP Number: 23330XAB6


Item 3(a) X

Item 4(a) Amount beneficially owned: 3,121 SR. SUB. DEB. CONVERTIBLE
                                     TO 352,655 COMMON STOCK

Item 4(b) Percent of class:  6.13%

Item 4(c) Number of shares as to which such person has:
          (i) Sole power to vote:  352,655

         (ii) Shared power to vote: N/A

        (iii) Sole power to dispose: 352,655

         (iv) Shared power to dispose: N/A

Item 5 Ownership of 5% or less of a Class:

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:

Item 6 Ownership of More than 5% of behalf of another person:
       Not Applicable

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.
       Not applicable

Item 8 Identification and Classification of members of the group.
       Not Applicable

Item 9 Notice of Dissolution of group.
       Not applicable

Item 10 Certification.

       The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

       "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary couse of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    MARCH 6, 1998

Signed:  SOUNDSHORE PARTNERS L.P.